18007494

SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston Street, 8th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana Rodrigues 617-226-8110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

500 Boylston Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas A. Sargent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, as of February 28th, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA F. RODRIGUES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 11, 2024

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

BOSTONIA GLOBAL SECURITIES LLC

TABLE OF CONTENTS

Page(s)

MHM

Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bostonia Global Securities LLC (the "Company") as of December 31, 2017, the related statement of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MHM

Supplemental Information

The information contained in the computation of net capital ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Bostonia Global Securities LLC's financial statements. The supplemental information is the responsibility of Bostonia Global Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 2014.
Boston, Massachusetts
February 28, 2018

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash - unrestricted	$	1,899,073
Certificate of deposit - restricted		112,453
Loan receivable		350,000
Other receivable		6,000
Deposits and other prepaids		13,495
Due from affiliates		38,048
Property and equipment, net		114,404
TOTAL ASSETS	$	2,533,473

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	99,508
Accrued expenses and other liabilities		658,508
TOTAL LIABILITIES		758,016
MEMBER'S EQUITY		1,775,457
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,533,473

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions income	$	5,769,055
Other income		531,814
TOTAL REVENUE		6,300,869
OPERATING EXPENSES		
Compensation		1,967,247
Commissions/advisory fee		32,934
Employee benefits		274,004
Legal, professional and regulatory fees		269,241
Occupancy and equipment		374,533
Technology and communication		126,093
Office expenses		118,565
Payroll taxes		80,414
Travel and entertainment		97,655
Bad debts		38,777
Loss on abandonment of leasehold improvements		69,168
TOTAL OPERATING EXPENSES		3,448,631
NET INCOME	$	2,852,238

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	MEMBERSHIP UNITS	ACCUMULATED CAPITAL	TOTAL MEMBER'S EQUITY
BALANCE AT JANUARY 1, 2017	$ 87,500	$ 2,983,259	$ 3,070,759
NET INCOME		2,852,238	2,852,238
MEMBER'S DISTRIBUTIONS		(4,147,540)	(4,147,540)
BALANCE AT DECEMBER 31, 2017	$ 87,500	$ 1,687,957	$ 1,775,457

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,852,238
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense from affiliates		38,777
Depreciation and amortization		45,704
Loss on abandonment of leasehold improvements		69,168
Interest on restricted cash		(444)
Decrease (increase) in operating assets:		
Other receivable		(6,000)
Deposits and other prepaids		5,270
Increase (decrease) in operating liabilities:		
Accounts payable		(11,452)
Accrued expenses and other current liabilities		657,127
NET CASH PROVIDED BY OPERATING ACTIVITIES		3,650,388
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in property and equipment		(124,426)
Increase in loan receivable		(350,000)
Decrease in due from affiliates		16,566
NET CASH PROVIDED BY OPERATING ACTIVITIES		(457,860)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(4,147,540)
NET DECREASE IN CASH		(955,012)
CASH AT BEGINNING OF YEAR		2,854,085
CASH AT END OF YEAR	$	1,899,073

See accompanying notes to financial statements.

NOTE 1 NATURE OF BUSINESS

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company that is a wholly-owned subsidiary of Bostonia Group, LLC (the "Holding Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Restricted Certificate of Deposit

Restricted certificate of deposit consists of a six month automatically renewed certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the office discussed in Note 6. As of December 31, 2017, the restricted certificate of deposit amount is $112,453.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company is organized as a single-member Limited Liability Company ("LLC"). Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of the Holding Company and is includable in the Member's income tax returns. The Company follows *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2017, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes (cont'd)

As of December 31, 2017, the Holding Company's federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

Revenue Recognition

Commission income, recorded at closing, is earned by providing advisory and placement services to its customers.

Other income includes revenue from profit sharing arrangements that are earned by the Company for facilitating the placement of debt and related real estate transactions and revenue from subletting portions of the Company's Boston facility.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Advertising

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2017 is $15,356.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Fair Value Measurements Cont'd)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued revised guidance which clarifies the guidance related to determining the appropriate unit of account under the revenue standard's principal versus agent guidance and applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principal. In April 2016, the FASB issued an amendment to provide more detailed guidance including additional implementation guidance and examples related to identifying performance obligations and licenses of intellectual property. In May 2016, the FASB amended the standards to clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration and certain transition matters. This new guidance will be effective for the Company beginning January 1, 2019 and allows for both retrospective and modified-retrospective methods of adoption. The Company is currently evaluating the effect that implementation of this update will have on its financial position and results of operations upon adoption and the method of transition.

On February 25, 2016, FASB issued authoritative guidance intended to improve financial reporting about leasing transactions. The new guidance requires entities to recognize assets and liabilities for leases with lease terms of more than 12 months. The new guidance also requires qualitative and quantitative disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The new guidance is effective for the Company beginning January 1, 2020. The Company is evaluating the impact of the effect this guidance will have on the Company's financial statements.

NOTE 3 PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2017.

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	50,379
Computer equipment	3 years		79,636
Office equipment	3 years		25,337
Software	3 years		1,675
Leasehold improvements	life of lease		112,405
Total Cost			269,432
Less accumulated depreciation and amortization			(155,028)
Property and Equipment, Net		$	114,404

Depreciation and amortization expense totaled $45,704 for the year ended December 31, 2017.

During the year ended December 31, 2017 the Company recognized a loss of $69,168 on the abandonment of leasehold improvements, when the Company moved to a new location pursuant to modification and extension of the lease with its landlord. Additionally, in 2017 the Company changed its estimate of the useful lives of the furniture and fixtures and computers which resulted in a decrease in income of $16,649.

NOTE 4 NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2017, the Company had net capital of $1,253,369, which was in excess of the minimum net capital of $50,534. The Company's aggregate indebtedness to net capital ratio was .6 to 1.

The statement of financial condition of the most recent financial report of the Company is available for examination at the Company's office and at the Boston regional office of the SEC.

NOTE 5 SEC REPORTING REQUIREMENTS

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2017, a computation of reserve requirement is not applicable to Bostonia Global Securities LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(i).
- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3.
- Under rule 15c 3-3(k)(2)(i), the Company is exempt from the reserve and possession or control requirements of Rule 15c 3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE 6 COMMITMENTS

Lease Commitments

The Company leases office facilities pursuant to two operating lease agreements. The Boston facility lease, which originally was to expire in 2018, has been amended to include a different office facility with the same landlord, and is secured by a standby letter of credit and a certificate of deposit held as collateral. The Company moved into the new facility in February 2017 under the amended facility lease which expires in May 2023. The Boston lease contains escalation clauses and free rent and as such, rental expense has been recognized on a straight-line basis over the lease term. At December 31, 2017, deferred rent obligations included in other liabilities on the statement of financial condition amounted to $179,918. The terms of the New York office facility lease agreement requires a base monthly installment of $7,922 through December 31, 2018. The Company's annual future minimum payments required under these leases are as follows:

2018	$ 523,807
2019	473,985
2020	481,940
2021	489,895
2022	497,850
Subsequent years	208,819
Total	$2,676,296

Rental expense under operating leases was $318,539 for the year ended December 2017.

The Company shares office space and rent expense in the Boston facility with a sister company, Bostonia Partners, LLC.

NOTE 6 COMMITMENTS (CONT'D)

Lease Commitments (Cont'd)

Additionally, the Company has sublet portions of its Boston facility under two space sharing license agreements. One agreement provides for monthly payments of $4,950 through January 31, 2018 with a one-time right to extend this agreement through January 31, 2019, which was exercised. The second agreement provides for monthly payments of $6,000 through January 31, 2019. Sublet rental income is shared with Bostonia Partners LLC and the Company has included $59,248 in other income for the year ended December 31, 2017. The Company's expected future annual rental receipts under these space sharing license agreements are $76,490 in 2018 and $6,000 in 2019.

NOTE 7 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company Bostonia Group, LLC.

BGS 2011 Tullytown HD, LLC ("Tullytown") is an affiliate which had facilitated the delivery of a loan note to a corporate trust entity. This entity's sole purpose was to facilitate this transaction and not to function as an operating entity.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. At December 31, 2017 the Company has a balance due from Bostonia Partners LLC of $38,048.

During the year ended December 31, 2017 the Company recognized as bad debts certain advances to affiliates that were deemed uncollectible as follows:

Due from Bostonia Group LLC	$	35,329
Due from Tullytown		3,448
Total amounts deemed uncollectible from affiliates	$	38,777

NOTE 8 PROFIT SHARING PLAN

The Company participates in a discretionary profit sharing plan maintained by Bostonia Partners LLC, an affiliate that, covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2017 were $47,276.

NOTE 9 CONCENTRATIONS

The Company maintains its cash at a commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

During 2017, the Company had five customers that represented 76.2% of sales.

At December 31, 2017 the Company had one customer that represented 100% of the accounts receivable balance.

NOTE 10 LOAN RECEIVABLE

The Company has a profit sharing arrangement with another company. During 2017, the Company loaned $350,000 to the other company in conjunction with a profit sharing transaction. The loan was due on demand and was without interest. The transaction was completed in December 2017 and the loan was paid in full in January 2018.

NOTE 11 MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2017 financial statements through February 28, 2018, the date on which the financial statements were available to be issued and has determined that there are no additional adjustments and/or disclosures required.

SUPPLEMENTARY INFORMATION

BOSTONIA GLOBAL SECURITIES LLC

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2017

Total assets	$	2,533,473
Total liabilities (aggregate indebtedness)		(758,016)
Net worth		1,775,457
Non-allowable assets		(521,947)
Net capital before haircut		1,253,510
Less: Haircut		(141)
Net capital		1,253,369
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(50,534)
Excess net capital	$	1,202,835
Ratio, aggregate indebtedness to net capital		.6 to 1

No material differences exist in net capital,
as reported in Company's Part IIA (unaudited)
Focus report as of December 31, 2017

MHM

Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Bostonia Global Securities LLC Exemption Report, in which (1) Bostonia Global Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bostonia Global Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 28, 2018

Exemption Report
December 31, 2017

Bostonia Global Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2017 through December 31, 2017, without exception.

I, Thomas Sargent, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas Sargent
President
February 28, 2018

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Bostonia Global Securities LLC

December 31, 2017

MHM

BOSTONIA GLOBAL SECURITIES LLC

Table of Contents

Agreed-Upon Procedures:

Mayer Hoffman McCann P.C.
500 Boylston Street ▪ Boston, MA 02116
Main: 617.761.0600 ▪ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Bostonia Global Securities LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 28, 2018

BOSTONIA GLOBAL SECURITIES LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2017

General assessment	$ -
Less prior year overpayment applied	-
Interest on late payment(s)	-
Total assessment balance and interest due	$ -

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures.

BOSTONIA GLOBAL SECURITIES LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2017

Revenues:	
Financial advisory	$ 5,769,054
Other income	531,814
	6,300,868
Deductions:	
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business	-
Other revenue not related either directly or indirectly to the securities business:	
Private placement of unregistered securities	6,300,868
Interest income	-
	6,300,868
SIPC net operating revenues	$ -
General assessment @ .0025	$ -

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures.